Exhibit 99.2

SEABRIDGE GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS AND NINE MONTHS

ENDED SEPTEMBER 30, 2009

SEABRIDGE GOLD INC.
Management’s Discussion and Analysis
Three Months and Nine Months Ended September 30, 2009

This Management’s Discussion and Analysis is dated November 11, 2009 and reflects the three month and nine month periods ended September 30, 2009 and should be read in conjunction with the interim consolidated financial statements for the same period and the Management’s Discussion and Analysis included with the Audited Consolidated Financial Statements for the Year Ended December 31, 2008. The Company also filed an Annual Information Form and an Annual Report on Form 20-F with the U.S. Securities and Exchange Commission. These documents along with others published by the Company are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and from the office of the Company. Other corporate documents are also available on SEDAR and EDGAR as well as the Company’s website www.seabridgegold.net.

Company Overview
Seabridge Gold Inc. is a development stage company engaged in the acquisition and exploration of gold properties located in North America. The Company is designed to provide its shareholders with exceptional leverage to a rising gold price. The Company’s business plan is to increase its gold ounces in the ground but not to go into production on its own. The Company intends to either sell projects or participate in joint ventures towards production with major mining companies. During the period 1999 through 2002, when the price of gold was lower than it is today, Seabridge acquired 100% interests in eight advanced-stage gold projects situated in North America. Subsequently, the Company acquired a 100% interest in the Noche Buena project in Mexico. As the price of gold has moved higher over the past number of years, Seabridge commenced exploration activities and engineering studies at several of its projects. The Company sold the Noche Buena project for US$25 million ($30,842,000) in December 2008 and in 2009 has entered into agreements to sell some of its non-core projects. Seabridge’s principal projects, which are located in Canada, are the Courageous Lake property located in the Northwest Territories and the KSM (Kerr-Sulphurets-Mitchell) property located in British Columbia. Seabridge’s common shares trade in Canada on the Toronto Stock Exchange under the symbol “SEA” and in the United States on the NYSE Amex stock exchange under the symbol “SA”.

Results of Operations
For the three month period ended September 30, 2009, the net loss was $1,135,000 or $0.03 per share compared to $895,000 or $0.02 per share in the same period of 2008. In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $182,000 compared to Nil in the 2009 period as all future income tax recoveries had been recognized. The Company’s interest income from cash investments was $113,000 down from $122,000 in the same period of 2008 when interest rates were higher. Corporate and general expenses were slightly higher in the 2008 period due to the TSX listing fee, when the Company moved from the TSX Venture Exchange, while compensation and professional fees were slightly higher in the 2009 period.

For the nine month period ended September 30, 2009, the net loss was $3,410,000 or $0.09 per share compared to $3,106,000 or $0.08 per share in the same period of 2008. In the 2008 period, the loss reported was reduced by the recognition of income tax recoveries of $470,000 compared to Nil in the 2009 period as all future income tax recoveries had been recognized. The Company’s interest income from cash investments was $425,000 down from $530,000 in the same period of 2008 when interest rates were higher and more cash was invested. In the 2009 period, the Company sold some of its marketable securities for a net gain of $82,000. Corporate and general expenses were higher in the 2008 period due to stock option compensation expenses while regular compensation, investor relations and professional fees were slightly higher in the 2009 period.

Quarterly Information
Selected financial information for the first three quarters of 2009 and each of the quarters for fiscal years 2008 and 2007:

	3rd Quarter Ended September 30, 2009		2nd Quarter Ended June 30, 2009		1st Quarter Ended March 31, 2009

Revenue	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$(1,135,000)		$(1,278,000)		$(997,000)
Basic Profit (Loss) per share		$(0.03)		$(0.03)		$(0.03)
Diluted Profit (Loss) per share		$(0.03)		$(0.03)		$(0.03)

	4th Quarter Ended December 31, 2008		3rd Quarter Ended September 30, 2008		2nd Quarter Ended June 30, 2008		1st Quarter Ended March 31, 2008

Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$13,396,000		$(895,000)		$(1,305,000)		$(906,000)
Basic Profit (Loss) per share		$0.35		$(0.02)		$(0.03)		$(0.02)
Diluted Profit (Loss) per share		$0.34		$(0.02)		$(0.03)		$(0.02)

	4th Quarter Ended December 31, 2007		3rd Quarter Ended September 30, 2007		2nd Quarter Ended June 30, 2007		1st Quarter Ended March 31, 2007

Revenue	$	Nil	$	Nil	$	Nil	$	Nil
Profit (Loss) for period		$(1,336,000)		$(1,473,000)		$(1,947,000)		$(786,000)
Basic Profit (Loss) per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)
Diluted Profit (Loss) per share		$(0.04)		$(0.04)		$(0.05)		$(0.02)

The loss in the second and third quarters of 2007 and the second quarter of 2008 were higher than other quarters due to the stock option compensation expense for the vesting of two-tiered stock options.

The significant profit for the fourth quarter of 2008 was due to the $19.9 million gain from the sale of the Noche Buena project in Mexico, net of an income tax provision of $5.6 million.

Mineral Interest Activities
For the nine-month period ended September 30, 2009, the Company incurred expenditures of $18,971,000 on mineral interests compared to $12,980,000 in the same period of 2008. In 2009, expenditures were mainly made on the KSM project amounting to $18,465,000 (2008 – $9,427,000) which included $3,443,000 for the purchase of 8,975 hectares of additional adjacent mineral claims. The terms of the purchase agreement required the Company to pay $1 million in cash, issue 75,000 shares (with a deemed value of $2,443,000) and pay advance royalties of $100,000 per year for 10 years. The property is also subject to a 4.5% net smelter royalty. The balance of KSM expenditures in both periods were mainly for continued drilling, engineering, environmental and metallurgical studies.

The Company also recently released the results of the update of the 2008 Preliminary Assessment to incorporate expanded resource estimate and updated capital and operating cost estimates.

Planned activities for the balance of 2009 at KSM include continued drilling and engineering, environmental and metallurgical studies. The Company plans to complete a preliminary feasibility study on KSM by the end of March 2010.

Liquidity and Capital Resources
Working capital at September 30, 2009, was $12,911,000 compared to $30,628,000 at December 31, 2008. Cash was utilized in the nine month 2009 period for operating activities in the amount of $8,146,000 (2008 – $2,010,000), and for mineral interests of $17,266,000 (2008 – $12,280,000). Included in the operating activities amount for 2009 was the payment of $5,326,000 in Mexican income taxes due on the sale of the Noche Buena project.

The Company has announced two agreements in 2009 for the sale of mineral properties, which if completed will provide up to a further $3.6 million in cash over the next six months, as well as, common shares and/or convertible debentures of the acquiring companies.

The Noche Buena project was sold in December 2008 for US$25 million in cash, a US$5 million payment on commencement of commercial production plus a 1.5% net smelter royalty on gold sales at US$800 per ounce or greater. The Company is considering possible opportunities to monetize that asset as the project gets nearer to a production decision by the new owners.

Combined with its current cash and short-term deposits, the anticipated cash flows allow the Company sufficient funds to provide for anticipated operating activities for the next two years.

The Company continues to advance its two major gold projects, KSM and Courageous Lake in order to either sell them or joint venture them with major mining companies. The Company has stated in its business plan that it will not place properties into commercial production, on its own, so funds are not required for capital costs.

Shares Issued and Outstanding
At November 11, 2009, the issued and outstanding common shares of the Company totalled 37,598,685. In addition, there were 1,797,500 stock options granted and outstanding (of which 740,000 were not exercisable). On a fully diluted basis there would be 39,396,185 common shares issued and outstanding.

Related Party Transactions
During the nine-month period ended September 30, 2009, a private company controlled by a director of the Company was paid $28,000 (Quarter 3 – $20,800) (2008 – $10,700 and $3,600) for technical services provided by his company related to mineral properties; a private company controlled by a second director was paid $150,000 (Quarter 3 – $50,000) (2008 – $150,000 and $50,000) for corporate consulting services rendered and a third director was paid $14,000 (Quarter 3 – $2,800) (2008 – $12,000 and $4,000) for geological consulting services.

These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Internal Controls Over Financial Reporting (“ICFR”)
There was no change in the Company’s ICFR that occurred during the period beginning on July 1, 2009 and ending on September 30, 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Changes in Accounting Policies
The Company has adopted the following new accounting policies effective January 1, 2009 as issued by the Canadian Institute of Chartered Accountants (“CICA”):

Goodwill and Intangible Assets
In February 2008, the CICA issued Handbook Section 3064 Goodwill and Intangible Assets which is required to be adopted for fiscal years beginning on or after October 1, 2008. This section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to their initial recognition by profit-oriented enterprises. The adoption of this new standard did not have a material effect on the financial statements.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities
On January 20, 2009, the Canadian Accounting Standards Board (“AcSB”) issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which was adopted retroactively, without restatement. This EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of EIC-173 did not have a material effect on the financial statements.

Mining Exploration Costs
On March 27, 2009, the AcSB issued EIC-174, Mining Exploration Costs which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs.  The accounting treatments provided in EIC-174 have been applied in the preparation of the financial statements and did not have an impact on the valuation of the Company’s mineral properties.

Changes in Accounting Standards Not Yet Adopted
International Financial Reporting Standards (“IFRS”)
In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 would be the changeover date for public accountable companies to use IFRS, replacing Canada’s own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, and the identification of the new standards and their impact on financial reporting. Management has analyzed existing financial reporting, prepared a preliminary assessment of the potential impact the new standards will have on the Company and developed a changeover plan. The Company believes that impairment of assets, foreign exchange, exploration costs, asset retirement obligations, stock-based compensation and income taxes will impact the statements, but has not yet determined the full financial impact of the transition to IFRS. In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.

Business Combinations, Consolidated Financial Statements, Non-controlling Interests
The CICA issued Handbook Sections 1582 Business Combinations, 1601 Consolidated Financial Statements and 1602 Non-controlling Interests all of which are effective for years beginning on or after January 1, 2011. These Handbook Sections replace 1581 Business Combinations and 1600 Consolidated Financial Statements and establish a new Section for accounting for non-controlling interest in subsidiaries. The Company is currently evaluating the impact of these new standards.

Financial Instruments – Disclosures
In June 2009, the CICA amended Section 3862, “Financial Instruments – Disclosures”, to include enhanced disclosures on liquidity risk of financial instruments and new disclosures on fair value measurements of financial instruments.  The amendments are effective for annual financial statements for fiscal years ending after September 30, 2009, and the Company will apply them in its 2009 annual consolidated financial statements. The impacts of the amendments are not expected to be significant.

November 11, 2009